Exhibit 99.1

NEWS RELEASE
Calgary, Alberta, Canada - October 27, 2014
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
ANNOUNCES INCREASE TO THE 2014 FOURTH QUARTER DIVIDEND AND 2014 THIRD QUARTER FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

The Board of Directors of Precision Drilling Corporation (TSX:PD) (NYSE:PDS) (“Precision” or the “Corporation”) has declared a dividend on its common shares of $0.07 per common share, a 17% increase over the prior quarter.  The dividend is payable on November 24, 2014, to shareholders of record on November 14, 2014.  For Canadian income tax purposes, all dividends paid by Precision on its common shares are designated as “eligible dividends”, unless otherwise indicated by Precision.

We recorded net income this quarter of $53 million, or earnings per diluted share of $0.18, compared to net earnings of $29 million, or $0.10 per diluted share, in the third quarter of 2013.  Effective January 1, 2014 we began calculating depreciation on our drilling rigs and service rigs on a straight-line basis which reduced net earnings for the quarter by approximately $10 million or $0.03 per diluted share compared with what net earnings would have been using the previous depreciation method.

Revenue this quarter was $585 million or 20% higher than the third quarter of 2013, mainly due to higher pricing and drilling activity in the U.S., Canada and internationally.  Revenue from our Contract Drilling Services and Completion and Production Services segments both increased over the comparative prior year period by 22% and 7%, respectively.

Earnings before income taxes, finance charges, foreign exchange, and depreciation and amortization (adjusted EBITDA) this quarter were $199 million or 45% higher than the third quarter of 2013. Our activity for the quarter, as measured by drilling rig utilization days, increased 6% in Canada, 20% in the U.S. and 4% internationally, compared to the third quarter of 2013. Our adjusted EBITDA as a percent of revenue was 34% this quarter, compared to 28% in the third quarter of 2013. The increase in adjusted EBITDA as a percent of revenue was mainly due to increases in activity and profitability in our Contract Drilling Services segment and decreases in our share based compensation accruals, which were $0.3 million this quarter.

Net earnings for the first nine months of 2014 were $147 million, or $0.50 per diluted share, compared to net earnings of $123 million, or $0.43 per diluted share in 2013, while revenue was $1,732 million, or 18% higher than in 2013. The impact of the change in calculating depreciation on our drilling and service rigs reduced net earnings by approximately $27 million or $0.09 per diluted share compared with what net earnings would have been using the previous depreciation method.

Our current expected capital plan for 2014 is $908 million, a decrease of $26 million compared to the $934 million capital plan announced in July 2014.  The capital decrease relates to the deferral of infrastructure and upgrade projects.   Our 2014 capital plan includes long-lead items for announced new build rig deliveries in 2015.  The number of new-build deliveries scheduled for Precision in 2014 totals 18 rigs (eight in the U.S., seven in Canada and three internationally).  For 2015 deliveries, we have announced contracts or firm customer commitments for 16 new-build rigs (15 for the U.S. and one for Kuwait).

Kevin Neveu, Precision’s President and Chief Executive Officer, stated:    “Precision’s focus on delivering maximum efficiency to unconventional oil and gas operators drove EBITDA growth of 45% in the third quarter of this year.  In all of our markets, customers are recognizing Precision’s High Performance, High Value offering with our fleet approaching nearly 240 Tier 1 Super Series rigs, over 8,000 well trained personnel and robust support systems.  While overall customer demand may be impacted by further decreases in commodity prices, the demand for our Super Series fleet is expected to remain strong as a result of the value generated by these rigs.”

“Precision’s growth has been most significant in the U.S. where our drilling days increased 20% year over year, compared to an 8% increase in industry activity.  With 20 scheduled new-build deliveries to the U.S. market from the start of the fourth quarter 2014 until mid-2015, we expect to continue to expand our market presence.  These rig deliveries, along with four Canadian and two international new-build deliveries over the same time period, will further support our high performance operations and the cash flows delivered by our fleet.  We continue to have conversations with customers about new-build rig deliveries in 2015 and expect to deliver new-build rigs in the second half of the year as these discussions advance to contracted agreements.”

“We are encouraged by steps taken last week by the British Columbia government to improve the tax structure for LNG investment and we continue to closely monitor the capital decisions of major operators as we expect to be a key service provider and partner in developing this important Canadian resource base.  To date, we have booked approximately half of the Canadian industry’s awarded new-build rigs associated with LNG export projects and are well positioned to deliver additional Super Series rigs if the market demands them.”

“Our joint technology and marketing alliance with Schlumberger is gaining momentum with strong support from field and marketing employees at Precision and Schlumberger and growing interest from our customers.  In the first three months of the alliance, Schlumberger tools have been deployed with Precision drilling rigs and crews on 27 wells across seven land basins in the U.S. and Canada, demonstrating the broad appeal and potential value of this unique combination.  In addition, in the first three quarters of 2014, we completed nearly 1,800 operating days of integrated directional drilling jobs where both the drilling and directional drilling crews were from Precision.  This is almost three times the number of integrated jobs we completed in all of 2013 and we see the growth continuing as our customers realize the efficiency this integrated model generates.  Precision’s integrated directional drilling capability combined with Schlumberger’s technology further differentiates our competitive advantage, offering our customers increased drilling efficiency and reduced well costs.”

“Precision’s international operations generated a strong quarter for revenue and profitability, a direct result of the performance of our people in the field and the support provided by Precision’s quality systems.  We expect to further strengthen this growing part of our business with rig deliveries including today’s announcement of a 2,000 horsepower drilling rig mobilizing to the country of Georgia, the previously announced delivery of the ST-2000 rig to the Kingdom of Saudi Arabia in November of this year and the ST-1500 new build delivery to the Kuwait market in mid-2015.  Additionally, our strategy of international expansion is delivering the diversification we desire.  During the third quarter, 9% of our revenue was generated internationally with 47% coming from our U.S. operations and 44% from our Canadian operations.”

“As expected, our Completion and Production Services segment continued to face sluggish market conditions during the third quarter.  However, our team’s focus on cost reductions and efficiency gains in this operation helped support field and segment margin improvement even as utilization waned.  We expect challenging market conditions to persist in the near term, but with a growing inventory of wells to be serviced in the Canadian marketplace, we are fully prepared and capable of capitalizing on an industry rebound.”

“In addition to the strength in our Tier 1 fleet, which generated more than 90% of our North American contract drilling EBITDA, our contract coverage is at a two and a half year high and our balance sheet remains strong with approximately $1.3 billion of liquidity and no debt maturities until 2019.  Despite the potential for a lower oil price environment, our North American unconventional E&P customers remain focused on generating long-term returns on their investments, just like we are.  Although lower oil prices may challenge returns in the short term, continued advances in drilling and completion techniques and efficiency gains will result in lower overall well costs, attracting investment and driving activity.  To that end, I am pleased Precision’s strategy is aligned with our customers’ desire to increase efficiency and generate solid returns.”

“Today’s dividend increase is supported by long-term business outlook, high percentage of contracted Tier 1 assets and growing international presence.  Our dividend payment remains an important part of our long-term strategy of fiscal discipline and generating returns to shareholders”, concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Adjusted EBITDA and funds provided by operations are additional GAAP measures.  See “ADDITIONAL GAAP MEASURES”.

Financial Highlights
	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2014	2013	% Change	2014	2013	% Change
Revenue	584,590	488,450	19.7	1,732,013	1,463,068	18.4
Adjusted EBITDA	199,390	137,660	44.8	566,359	441,089	28.4
Adjusted EBITDA % of revenue	34.1%	28.2%		32.7%	30.1%
Net earnings	52,813	29,443	79.4	147,196	123,229	19.4
Cash provided by operations	146,733	88,341	66.1	545,272	333,634	63.4
Funds provided by operations	196,217	127,684	53.7	525,415	306,157	71.6
Capital spending:
Expansion	149,908	70,108	113.8	335,747	228,411	47.0
Upgrade	48,496	39,548	22.6	93,946	111,206	(15.5)
Maintenance and infrastructure	39,183	36,264	8.0	88,747	73,145	21.3
Proceeds on sale(1)	(31,286)	(3,335)	838.1	(48,522)	(10,021)	384.2
Net capital spending	206,301	142,585	44.7	469,918	402,741	16.7

Earnings per share:
Basic	0.18	0.11	63.6	0.50	0.45	11.1
Diluted	0.18	0.10	80.0	0.50	0.43	16.3
Dividends paid per share	0.06	0.05	20.0	0.18	0.15	20.0
(1)	Includes proceeds of US$24 million from the disposal of certain trucks and other related assets used to support drilling rig moves in Texas and New Mexico in the third quarter of 2014.

Operating Highlights
	Three months ended September 30,			Nine months ended September 30,
	2014	2013	% Change	2014	2013	% Change
Contract drilling rig fleet	335	326	2.8	335	326	2.8
Drilling rig utilization days:
Canada	8,071	7,622	5.9	24,260	22,329	8.6
U.S.	8,898	7,412	20.0	25,861	22,010	17.5
International	1,012	969	4.4	2,964	2,503	18.4
Service rig fleet	221	222	(0.5)	221	222	(0.5)
Service rig operating hours	69,010	70,493	(2.1)	202,844	211,563	(4.1)

Financial Position
(Stated in thousands of Canadian dollars, except ratios)	September 30, 2014	December 31, 2013
Working capital	693,246	305,783
Long-term debt(1)	1,794,319	1,323,268
Total long-term financial liabilities	1,831,167	1,355,535
Total assets	5,317,581	4,579,123
Long-term debt to long-term debt plus equity ratio(1)	0.41	0.36
(1)	Net of unamortized debt issue costs.

Our portfolio of term customer contracts, a scalable operating cost structure and economies achieved through vertical integration of the supply chain all help us manage our business through the cycles.

Precision’s strategic priorities are as follows:

1.
Execute our High Performance, High Value strategy -  Invest in Precision’s physical and human capital infrastructure to advance field level professional development, provide industry leading service to customers and promote safe operations. Continue to measure and benchmark performance with a view to exceeding the high standards we set.

The construction of our Nisku Centre was completed in the third quarter of this year and has commenced operations. The Nisku Centre will support safety, technical and leadership training for our Canadian workforce.

We recently entered into a technology and service agreement and marketing alliance with Schlumberger that enables us to market a full range of downhole technology, significantly enhancing our technology and service offering to customers.

2.
Leverage our scale in operations - Utilize established systems to promote consistent and reliable service and to improve operating efficiencies across all geographies and service lines.

We have demonstrated our ability to increase activity levels while managing daily operating costs per rig in our operations. Additionally, we have increased the utilization of our centralized U.S. repair and maintenance facilities at our Houston Tech Centre.

3.
Execute on existing organic growth opportunities - Deliver new-build and upgraded rigs to customer contracts, expand international activity in existing operating regions and grow our Canadian LNG drilling leadership position. Be a recognized leader in the integrated directional drilling transformation.

We have announced delivery or planned delivery for 18 new-build rigs in 2014, including six ST-1500 rigs for deep basin and LNG related drilling in Canada. Internationally in 2014, we have contracted: two new-build rigs for the Middle East; four existing rigs for integrated project management projects in Mexico; and an existing 2,000 horsepower rig to work under term contract in the country of Georgia commencing operations during the first quarter of 2015. In addition, we commenced operations with the two Kuwait new-build rigs near the end of the second quarter. For 2015, we have signed contracts or firm customer commitments for the delivery of 16 new-build rigs (15 to the U.S. and one to Kuwait).

Our integrated directional drilling activity continues to increase reaching approximately 1,800 days through the first nine months of 2014.

4.
Increase returns for our investors.

We remain well positioned to increase returns for investors with our continued strong activity levels and margins, favorable contracted terms on new-build and upgraded rigs and our low cost and flexible capital structure.

For the third quarter of 2014, the average natural gas prices were higher than the 2013 average while the West Texas Intermediate price of oil was consistent with the 2013 averages.

	Three months ended September 30,		Year ended December 31,
	2014	2013	2013
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	97.69	105.94	98.02

Natural gas
Canada
AECO (per MMBtu) (Cdn$)	4.03	2.45	3.18
U.S.
Henry Hub (per MMBtu) (US$)	3.93	3.55	3.73

West Texas Intermediate oil prices displayed volatility throughout the third quarter of this year and have declined by approximately 20% since the third quarter peak on July 20, 2014.  As of October 24, West Texas Intermediate oil prices were approximately US$81.

Summary for the three months ended September 30, 2014:

● Operating earnings (see “Additional GAAP Measures”) this quarter were $92 million, or 16% of revenue, compared to $52 million and 11% of revenue in the third quarter of 2013.  Operating earnings were positively impacted by the increase in drilling activity and dayrates in our contract drilling rig operations partially offset by an increase in depreciation from moving to the straight-line method and the depreciation on asset additions.

● General and administrative expenses this quarter were $37 million, $1 million lower than the third quarter of 2013.  The decrease is due to lower costs associated with incentive compensation that are tied to the price of our common shares, partially offset by increased costs associated with expansion efforts.

● As a result of our annual review of the estimated useful lives and method of depreciation for our property, plant and equipment, effective January 1, 2014 we began calculating depreciation on our drilling rigs and service rigs on a straight-line basis.  Existing assets were assessed for their remaining useful lives and are being depreciated prospectively on a straight-line basis.  New drilling rigs will be depreciated based on the expected life of individual asset components with an approximate weighted average life of 15 years and approximately 7% salvage value.  New service rigs will be depreciated based on the expected life of the asset component with an approximate weighted average life of 20 years with approximately 10% salvage value.  The move to straight-line reflects the demand for technologically advanced assets which are expected to depreciate over time rather than on a per unit basis.  The use of straight-line depreciation will result in idle assets being more aggressively depreciated.  In the third quarter of 2014 depreciation expense calculated using the straight-line method with revised asset life expectancy was $108 million. Had we continued to depreciate assets using units of production, depreciation would have been $94 million.  The estimated additional depreciation expense for the year ending December 31, 2014 from this change is approximately $50 million.

● Net finance charges were $29 million, an increase of $6 million compared with the third quarter of 2013 due to the issuance of US$400 million of 5.25% Senior Notes on June 3, 2014.

● Average revenue per utilization day for contract drilling rigs increased slightly in the third quarter of 2014 to $21,110 from the prior year third quarter of $20,862 in Canada and increased in the U.S. to US$24,734 from US$22,595.  The increase in revenue rates for Canada is primarily due to added new-build and upgraded rigs entering the fleet compared to the prior year quarter partially offset by competitive pricing in some rig segments.   The increase in revenue rates for the U.S. is primarily due to additional Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter, increased turnkey revenue in the current year quarter and higher rates for well-to-well and re-contracted term rigs.   Turnkey revenue for the third quarter of 2014 was US$18 million compared with US$7 million in the 2013 comparative period.  Within the Completion and Production Services segment, average hourly rates for service rigs were $919 in the third quarter of 2014 compared to $863 in the third quarter of 2013.  The increase in the average hourly rate is the result of rig mix.

● Average operating costs per utilization day for drilling rigs increased in the third quarter of 2014 to $10,778 from the prior year third quarter of $10,310 in Canada while in the U.S. costs increased to US$14,826 in 2014 from US$14,789 in 2013.  The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2013.  The cost increase in the U.S. was primarily due to costs associated with higher turnkey activity partially offset by a reduction in crew labour and a larger activity base to spread fixed costs.  Within the Completion and Production Services segment, average hourly operating costs for service rigs increased to $621 in the third quarter of 2014 as compared to $595 in the third quarter of 2013 primarily due to costs associated with coil tubing.

●  Precision realized revenue from international contract drilling of $55 million in the third quarter of 2014, an $18 million increase over the prior year period due to expansion in the Middle East and an early termination payment of $8 million related to our Mexico operations.

● Directional drilling services realized revenue of $36 million in the third quarter of 2014 compared with $32 million in the prior year period.

● Funds provided by operations in the third quarter of 2014 were $196 million, an increase of $68 million from the prior year comparative quarter of $128 million.  The increase was primarily the result of improved operations and a decrease in income tax installments paid.

● Capital expenditures for the purchase of property, plant and equipment were $238 million in the third quarter, an increase of $92 million over the same period in 2013.  Capital spending for the third quarter of 2014 included $150 million for expansion capital, $49 million for upgrade capital and $39 million for the maintenance of existing assets and infrastructure spending.

● During the quarter we sold certain trucks and other related assets which were used to support drilling rig moving operations in Texas and New Mexico to a third party for proceeds of US$24 million.  The assets were included in the contract drilling services segment and generated annual revenues of approximately US$30 million.

Summary for the nine months ended September 30, 2014:

● Revenue for the first nine months of 2014 was $1,732 million, an increase of 18% from the 2013 period.

● Operating earnings were $247 million, an increase of $49 million or 25% from the 2013 period.  Operating earnings were 14% of revenue in 2014 consistent with the same period in 2013.  Operating earnings were positively impacted by the increase in drilling activity and rates in our contract drilling rig operations partially offset by an increase in depreciation from moving to the straight-line method and the depreciation on asset additions.

● General and administrative costs were $119 million, an increase of $10 million over the first nine months of 2013 primarily as a result of the increase in incentive compensation costs tied to the performance of Precision’s common shares in 2014.

●  Depreciation expense calculated using the straight-line method with revised asset life expectancy was $319 million for the first nine months of 2014. Had we continued to depreciate assets using units of production, depreciation would have been $279 million.

● Net finance charges were $79 million, an increase of $9 million from the first nine months of 2013.  In June 2014 we issued US$400 million of 5.25% Senior Notes.

● Funds provided by operations (see “Additional GAAP Measures”) in the first nine months of 2014 were $525 million, an increase of $219 million from the prior year comparative period of $306 million.

● Capital expenditures for the purchase of property, plant and equipment were $518 million in the first nine months of 2014, an increase of $106 million over the same period in 2013.  Capital spending for 2014 to date included $336 million for expansion capital, $94 million for upgrade capital and $88 million for the maintenance of existing assets and infrastructure.

OUTLOOK

Contracts
Our portfolio of term customer contracts provides a base level of activity and revenue and, as of October 24, 2014, we had term contracts in place for an average of 50 rigs in Canada, 63 in the U.S. and 12 internationally for the fourth quarter of 2014 and an average of 45 rig contracts in Canada, 57 in the U.S. and 13 internationally for the first quarter of 2015.  For the full year in 2015, we currently have contracts in place for an average of 40 rigs in the Canada, 41 in the U.S. and 11 internationally.  In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access.  In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity
In the U.S., our average active rig count in the quarter was 97 rigs, up 16 rigs over the third quarter in 2013 and up 3 rigs over the average for the first half of 2014.  We currently have 101 rigs active in the U.S.

In Canada, our average active rig count in the quarter was 88 rigs, an increase of five over the third quarter in 2013. We currently have 101 rigs active in Canada.  In general we expect volatility on uncontracted rigs as commodity prices fluctuate but we expect to benefit from the fleet enhancements over the past several years and the scheduled delivery of new-build and upgraded rigs to the North American market in 2014 and 2015.

Internationally, our average active rig count in the quarter was 11 rigs, consistent with the third quarter in 2013 and up one rig over the average for the first half of 2014.  We currently have 11 rigs under contract internationally and expect delivery of two new-build rigs for the Middle East, one to begin operations in the Kingdom of Saudi Arabia in November of this year and the other to begin operations in Kuwait in mid-2015.  Also, we have an existing 2,000 horsepower rig preparing to move to the country of Georgia to work on a term contract starting in the first quarter of 2015.  In Mexico, we currently have four rigs on integrated project management contracts.

Industry Conditions
To date in 2014, drilling activity has increased relative to this time last year for both Canada and the U.S.  According to industry sources, as of October 24, 2014, the U.S. active land drilling rig count was up approximately 12% from the same point last year and the Canadian active land drilling rig count was up approximately 5%.  The increase in the North American rig count has been driven by demand for Tier 1 assets, which continues to be strong, benefiting drilling contractors, like Precision, with a high percentage of Tier 1 assets.

Canada has been experiencing an increase in natural gas and gas liquids drilling activity related to deep basin drilling in northwestern Alberta and northeastern British Columbia while the trend towards oil-directed drilling in the U.S. continues. To date in 2014, approximately 59% of the Canadian industry’s active rigs and 82% of the U.S. industry’s active rigs were drilling for oil targets, compared to 68% for Canada and 78% for the U.S. at the same time last year.

The recent decline in oil prices has yet to impact our activity levels in any meaningful way, but we are monitoring our customers’ spending plans and will react accordingly.

Capital Spending
Capital spending in 2014 is expected to be $908 million:

•
The 2014 capital expenditure plan includes $577 million for expansion capital, $187 million for sustaining and infrastructure expenditures, and $144 million to upgrade existing rigs. We expect that the $908 million will be split $871 million in the Contract Drilling segment and $37 million in the Completion and Production Services segment.

•	Precision’s expansion capital plan for 2014 includes 18 new-build drilling rigs delivered in 2014 including seven for Canada, eight for the U.S., and three for the Middle East.

The seven rigs for Canada include six Super Triple rigs for northern gas and gas liquids drilling and one Precision Super Single for heavy oil development drilling. The U.S. new-builds consist of eight ST-1500 rigs.  Internationally in Kuwait two ST-3000 rigs began operating in the second quarter with an additional new-build contracted rig, an ST-2000, expected to be deployed to the Kingdom of Saudi Arabia in November 2014.

The majority of the remainder of the expansion capital is allocated to long-lead items which we anticipate using for new-build drilling rigs for delivery in 2015.

Following is a new-build delivery schedule for deliveries for the first nine months of 2014 and expected deliveries in the fourth quarter of 2014 and full year 2015 where we have either a long-term contract or a firm customer commitment for a long-term contract.

	2014					2015
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Rig Deliveries
Canada	2	-	1	4	7	-	-	-	-	-
U.S.	1	1	1	5	8	6	7	2	-	15
International	-	2	-	1	3	-	-	1	-	1
	3	3	2	10	18	6	7	3	-	16

•	The 2014 capital plan includes 17 rig upgrades and will vary depending on the scope of the upgrades.

•
Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels and includes a technical and operational support centre in Nisku, Alberta along with regional support facilities and corporate systems.  The Nisku Centre consolidates Precision’s existing operations and technical support centres and will contain a new employee training centre complete with a fully functioning training rig equipped with the latest drilling technology.  The centre is expected to support Canadian operations for several decades, provide increased capacity and efficiency, and ensure that we continue to deliver services with highly skilled and well trained field personnel.  This centre accounts for approximately $30 million of the 2014 capital expenditure plan.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, coil tubing, rental, camp and catering and wastewater treatment divisions.

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2014	2013	% Change	2014	2013	% Change
Revenue:
Contract Drilling Services	502,596	411,987	22.0	1,485,400	1,235,561	20.2
Completion and Production Services	84,539	78,960	7.1	254,112	237,968	6.8
Inter-segment eliminations	(2,545)	(2,497)	1.9	(7,499)	(10,461)	(28.3)
	584,590	488,450	19.7	1,732,013	1,463,068	18.4
Adjusted EBITDA:(1)
Contract Drilling Services	200,865	144,633	38.9	589,054	453,393	29.9
Completion and Production Services	17,350	12,363	40.3	41,940	44,771	(6.3)
Corporate and other	(18,825)	(19,336)	(2.6)	(64,635)	(57,075)	13.2
	199,390	137,660	44.8	566,359	441,089	28.4
 (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)
	2014	2013	% Change	2014	2013	% Change
Revenue	502,596	411,987	22.0	1,485,400	1,235,561	20.2
Expenses:
Operating	287,674	255,683	12.5	856,518	746,049	14.8
General and administrative	14,057	11,671	20.4	39,828	36,119	10.3
Adjusted EBITDA(1)	200,865	144,633	38.9	589,054	453,393	29.9
Depreciation	94,618	75,421	25.5	279,094	212,530	31.3
Operating earnings(1)	106,247	69,212	53.5	309,960	240,863	28.7
Operating earnings as a percentage of revenue	21.1%	16.8%		20.9%	19.5%
Drilling rig revenue per utilization day in Canada	21,110	20,862	1.2	22,110	21,805	1.4
Drilling rig revenue per utilization day in the U.S.(2) (US$)	24,734	22,595	9.5	24,407	23,474	4.0
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts in 2013.

	Three months ended September 30,
Canadian onshore drilling statistics:(1)	2014		2013
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	190	814	188	821
Drilling rig operating days (spud to release)	7,160	34,209	6,779	30,649
Drilling rig operating day utilization	41%	46%	39%	41%
Number of wells drilled	829	3,052	912	3,202
Average days per well	8.6	11.2	7.4	9.6
Number of metres drilled (000s)	1,594	6,821	1,550	6,481
Average metres per well	1,922	2,235	1,700	2,024
Average metres per day	223	199	229	211

	Nine months ended September 30,
Canadian onshore drilling statistics:(1)	2014		2013
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	190	814	188	821
Drilling rig operating days (spud to release)	21,527	97,280	19,781	87,527
Drilling rig operating day utilization	42%	44%	39%	39%
Number of wells drilled	2,172	7,933	2,338	7,928
Average days per well	9.9	12.3	8.5	11.0
Number of metres drilled (000s)	4,220	17,911	4,086	16,433
Average metres per well	1,943	2,258	1,748	2,073
Average metres per day	196	184	207	188
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision - excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2014		2013
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	94	1,724	81	1,706
June 30	93	1,802	80	1,710
September 30	97	1,842	81	1,709
Year to date average	95	1,789	81	1,708
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Revenue from Contract Drilling Services was $503 million this quarter, or 22% higher than the third quarter of 2013, while adjusted EBITDA increased by 39% to $201 million.  The increases were mainly due to higher drilling rig utilization days and dayrates in our U.S., Canadian and international drilling businesses.

Operating results for our international business improved as drilling rig utilization days for the quarter were 1,012, 4% higher than the prior year comparative period and we received an early termination payment of $8 million related to our Mexico operations.

Drilling rig utilization days in Canada (drilling days plus move days) during the third quarter of 2014 were 8,071, an increase of 6% compared to 2013 primarily resulting from the delivery of new-build and upgraded rigs over the last 12 months.  Drilling rig utilization days in the U.S. were 8,898, or 20% higher than the same quarter of 2013.  The increase in U.S. activity was primarily due to strong demand for Tier 1 assets and has resulted in market share gains over the past year due to our high percentage of Tier 1 assets.  The majority of our North American activity came from oil and liquids-rich natural gas related plays.

Compared to the same quarter in 2013, drilling rig revenue per utilization day was up 10% in the U.S. while Canada was up 1%.  The increase in average dayrates for the U.S. was driven by improved rig mix, increased turnkey revenue and higher rates for well-to-well and re-contracted rigs.  In Canada the dayrate increase was the result of new-build rigs, along with upgraded rigs entering the fleet compared to the prior year quarter offset by competitive pricing in some rig segments.

In Canada, 45% of utilization days in the quarter were generated from rigs under term contract, compared to 46% in the third quarter of 2013.  In the U.S., 65% of utilization days were generated from rigs under term contract as compared to 60% in the third quarter of 2013. At the end of the quarter, we had 52 drilling rigs under contract in Canada, 62 in the U.S. and 11 internationally.

Operating costs were 57% of revenue for the quarter, which was five percentage points lower than the prior year period.  On a per utilization day basis, operating costs for the drilling rig division in Canada were higher than the prior year primarily because of higher crew wages and labour burden.  In the U.S., operating costs for the quarter on a per day basis were up from the third quarter in 2013 primarily as a result of increased turnkey activity partially offset by labour efficiencies and reduction in labour related costs.

Depreciation expense in the quarter was 25% higher than in the third quarter of 2013 due to changes in the estimated remaining useful life of our capital equipment, a change to straight-line depreciation and depreciation expense associated with new equipment.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES
	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2014	2013	% Change	2014	2013	% Change
Revenue	84,539	78,960	7.1	254,112	237,968	6.8
Expenses:
Operating	62,581	59,364	5.4	198,129	177,569	11.6
General and administrative	4,608	7,233	(36.3)	14,043	15,628	(10.1)
Adjusted EBITDA(1)	17,350	12,363	40.3	41,940	44,771	(6.3)
Depreciation	10,911	7,988	36.6	33,772	24,306	38.9
Operating earnings(1)	6,439	4,375	47.2	8,168	20,465	(60.1)
Operating earnings as a percentage of revenue	7.6%	5.5%		3.2%	8.6%
Well servicing statistics:
Number of service rigs (end of period)	221	222	(0.5)	221	222	(0.5)
Service rig operating hours	70,512	70,493	0.0	204,346	211,595	(3.4)
Service rig operating hour utilization	32%	32%		31%	34%
Service rig revenue per operating hour	919	863	6.5%	922	844	9.2
(1)	See “ADDITIONAL GAAP MEASURES”.

Revenue from Completion and Production Services was up $6 million or 7% compared to the third quarter of 2013, as higher average rates resulted from improved product mix as a greater proportion of higher end services were provided in the current year compared with the prior year.  Well servicing activity in the third quarter was consistent with the third quarter of 2013 in both Canada and the U.S.  Approximately 85% of the third quarter Canadian service rig activity was oil related.

Average service rig revenue per operating hour in the third quarter was $919, or $56 higher than the third quarter of 2013.  The increase was primarily the result of rig mix as we completed a greater proportion of higher end services in the current year.

Adjusted EBITDA was $5 million higher than the third quarter of 2013 due to higher average rates in both Canada and in the U.S. and a vendor related charge incurred during the prior year period.

Operating costs as a percentage of revenue decreased to 74% in the third quarter of 2014, from 75% in the third quarter of 2013. Operating costs per service rig operating hour were higher than in the third quarter of 2013 mainly because of the increase in costs associated with the coil tubing operations.

Depreciation in the third quarter of 2014 was 37% higher than the third quarter of 2013 because of changes in the estimated remaining useful life of our capital equipment, a change to straight-line depreciation and depreciation expense associated with new equipment.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had an adjusted EBITDA loss of $19 million for the third quarter of 2014, $1 million lower than 2013 comparative period due primarily to lower share based incentive compensation.

OTHER ITEMS

Net financial charges for the quarter were $29 million, an increase of $6 million from the third quarter of 2013, driven by the impact of the issuance of US$400 million 5.25% Senior Notes on June 3, 2014 and the weaker Canadian dollar on our U.S. dollar denominated interest.  We had a foreign exchange loss of $2 million during the third quarter of 2014 due to the weakening of the Canadian dollar versus the U.S. dollar, which affected the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income tax expense for the quarter was $8 million compared with a recovery of $4 million in the same quarter in 2013. The increase is due to improved pretax earnings in the current quarter compared to the prior year period.  Our effective tax rate on earnings before income taxes for the nine months ended September 30, 2014 was 13.4%.

On August 7, 2014 the Ontario Court of Appeal ruled in favour of Precision’s wholly owned subsidiary, reversing a decision by the Ontario Superior Court of Justice dated June 26, 2013 regarding the reassessment of Ontario income tax for the subsidiary’s 2001 through 2004 taxation years. The Ontario Minister of Revenue has made an application to the Supreme Court of Canada seeking leave to appeal this decision.  We expect the Supreme Court of Canada to render its decision on the application for leave to appeal by the end of the first half of 2015.

The approximate $55 million paid to the Ontario tax authorities in 2008, related to the reassessed taxation years, will continue to be reflected as a long-term receivable by Precision until this matter is fully resolved.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down. We maintain a variable cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

In June 2014 we issued US$400 million of 5.25% Senior Notes due in 2024 in a private offering.  The Notes are guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries that also guarantee our revolving credit facility and certain other indebtedness.  We expect to use the net proceeds from this placement for general corporate purposes, including building new drilling rigs.

In addition, we amended our credit agreement governing our revolving credit facility to, among other things, voluntarily reduce the size of the revolving credit facility from US$850 million to US$650 million and extend the maturity to September 3, 2019.

In addition to a cash balance of $558 million as at September 30, 2014, we had available capacity of $759 million under our secured facilities.

As at September 30, 2014 we had $1,825 million outstanding under our senior unsecured notes.

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$650 million (extendible, revolving term credit facility with US$250 million accordion feature)	Drawn US$26 million in outstanding letters of credit	General corporate purposes	September 3, 2019
Operating facilities (secured)
$40 million	Undrawn, except $17 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$25 million	Undrawn, except US$8 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
$200 million	Fully drawn	Debt repayment	March 15, 2019
US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024

Our secured facility includes financial ratio covenants that are tested quarterly; we are compliant with these covenants and expect to remain compliant.

The current blended cash interest cost of our debt is approximately 6.2%.

Hedge of investments in U.S. operations
We have designated a portion of our U.S. dollar denominated long-term debt as a hedge of our investment in our operations in the U.S. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in earnings.

Average shares outstanding
The following table reconciles the weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Weighted average shares outstanding - basic	292,757	276,794	292,445	276,638
Effect of warrants	-	10,325	-	9,823
Effect of stock options and other equity compensation plans	1,183	1,052	767	991
Weighted average shares outstanding - diluted	293,940	288,171	293,212	287,452

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)
	2013	2014
Quarters ended	December 31	March 31	June 30	September 30
Revenue	566,909	672,249	475,174	584,590
Adjusted EBITDA(1)	197,744	237,274	129,695	199,390
Net earnings (loss):	67,921	101,557	(7,174)	52,813
Per basic share	0.24	0.35	(0.02)	0.18
Per diluted share	0.24	0.35	(0.02)	0.18
Funds provided by operations(1)	155,816	231,393	97,805	196,217
Cash provided by operations	94,452	170,127	228,412	146,733
Dividends paid per share	0.06	0.06	0.06	0.06

	2012	2013
Quarters ended	December 31	March 31	June 30	September 30
Revenue	533,948	595,720	378,898	488,450
Adjusted EBITDA(1)	177,026	215,181	88,248	137,660
Net earnings (loss):	(116,339)	93,313	473	29,443
Per basic share	(0.42)	0.34	0.00	0.11
Per diluted share	(0.42)	0.33	0.00	0.10
Funds provided by operations(1)	142,576	144,682	33,791	127,684
Cash provided by operations	136,317	62,948	182,345	88,341
Dividends paid per share	0.05	0.05	0.05	0.05
(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

We reference Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under International Financial Reporting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA
We believe that adjusted EBITDA (earnings before income taxes, financing charges, foreign exchange, and depreciation and amortization) as reported in the Consolidated Statement of Earnings is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and non-cash depreciation and amortization charges.

Operating Earnings
We believe that operating earnings, as reported in the Consolidated Statements of Earnings, is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided by Operations
We believe that funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward‐looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

In particular, forward looking information and statements include, but are not limited to, the following:

•	the payment of our declared quarterly dividend;
•	the timing on delivery and number of new build rigs to be deployed to Canada, the U.S. and internationally;
•	continuing market demand for our Super Series fleet;
•	expanded presence in the U.S. drilling market;
•	the continued development of Canadian LNG and our expectations in becoming a key player in the sector;
•	increasing demand for Precision’s integrated directional drilling capability coupled with Schlumberger’s downhole technology;
•	our expectations regarding continuing growth internationally including the commencement of operations in the country of Georgia;
•	challenging market conditions will continue to persist for our Completion and Productions Serives segment in the near term;
•	our ability to maintain activity and attract investors, despite lower oil prices in the short-term;
•	our enhanced operational capabilities due to the startup of our recently-completed Nisku technical support centre;
•	the accounting effect on our net earnings as a result of the change in depreciation calculation from a unit of production basis to a straight-line basis;
•	expected volatility on uncontracted rigs as commodity prices fluctuate;
•	our ability to react to customers’ spending plans as a result of the recent decline in oil prices;
•	our capital expenditure plans including the amounts allocated for expansion capital, sustaining and infrastructure expenditures and rig upgrades;
•	the number of rigs we expect to upgrade;
•	the outcome of the tax appeal proceedings involving one of our subsidiaries;
•	the expected use of the net proceeds from our 2014 Senior Notes offering; and
•	our expectations regarding our ability to remain compliant with our financial ratio covenants under our secured facility.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

•	our ability to continue to make advances in drilling and completion techniques and make efficiency gains;
•	continued drilling demand in Canada, the U.S., and our target international markets;
•	continued market demand for our rigs as result of the investments we have made in our fleet;
•	the status of current negotiations with our customers;
•	the economic viability of unconventional North American oil and gas plays including the growing potential of LNG export development in Canada; and
•	the general stability of the economic and political environment in the jurisdictions where we operate;

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services and its impact on customer spending;
•	the risks associated with our investments in capital assets and changing technology;
•	shortages, delays and interruptions in the delivery of equipment, supplies and other key inputs;
•	the effects of seasonal and weather conditions on operations and facilities;
•	the availability of qualified personnel and management;
•	the existence of competitive operating risks inherent in our businesses;
•	changes in environmental and safety rules or regulations including increased regulatory burden on horizontal drilling and hydraulic fracturing;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2013, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov.  The forward-looking statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a results of new information, future events or otherwise, unless so required by applicable securities laws.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash	$558,091	$80,606
Accounts receivable	547,228	549,697
Inventory	13,517	12,378
Total current assets	1,118,836	642,681
Non-current assets:
Income tax receivable	58,435	58,435
Property, plant and equipment	3,823,053	3,561,734
Intangibles	3,399	3,917
Goodwill	313,858	312,356
Total non-current assets	4,198,745	3,936,442
Total assets	$5,317,581	$4,579,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$420,760	$332,838
Income tax payable	4,830	4,060
Total current liabilities	425,590	336,898
Non-current liabilities:
Share based compensation	19,858	14,431
Provisions and other	16,990	17,836
Long-term debt	1,794,319	1,323,268
Deferred income taxes	516,740	487,347
Total non-current liabilities	2,347,907	1,842,882
Shareholders’ equity:
Shareholders’ capital	2,315,163	2,305,227
Contributed surplus	30,177	29,175
Retained earnings	182,966	88,416
Accumulated other comprehensive income (loss)	15,778	(23,475)
Total shareholders’ equity	2,544,084	2,399,343
Total liabilities and shareholders’ equity	$5,317,581	$4,579,123

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2014	2013	2014	2013
Revenue	$584,590	$488,450	$1,732,013	$1,463,068

Expenses:
Operating	347,710	312,550	1,047,148	913,157
General and administrative	37,490	38,240	118,506	108,822
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	199,390	137,660	566,359	441,089
Depreciation and amortization	107,537	85,544	319,165	243,017
Operating earnings	91,853	52,116	247,194	198,072
Foreign exchange	1,812	2,884	(2,115)	(5,425)
Finance charges	29,239	23,411	79,233	69,920
Earnings before income taxes	60,802	25,821	170,076	133,577
Income taxes:
Current	1,335	9,786	6,983	30,336
Deferred	6,654	(13,408)	15,897	(19,988)
	7,989	(3,622)	22,880	10,348
Net earnings	$52,813	$29,443	$147,196	$123,229
Net earnings per share:
Basic	$0.18	$0.11	$0.50	$0.45
Diluted	$0.18	$0.10	$0.50	$0.43

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2014	2013	2014	2013
Net earnings	$52,813	$29,443	$147,196	$123,229
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	93,930	(36,460)	99,313	51,415
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(55,860)	23,835	(60,060)	(35,280)
Comprehensive income	$90,883	$16,818	$186,449	$139,364

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2014	2013	2014	2013
Cash provided by (used in):
Operations:
Net earnings	$52,813	$29,443	$147,196	$123,229
Adjustments for:
Long-term compensation plans	1,950	5,720	20,741	16,477
Depreciation and amortization	107,537	85,544	319,165	243,017
Foreign exchange	1,183	4,035	(1,126)	(4,513)
Finance charges	29,239	23,411	79,233	69,920
Income taxes	7,989	(3,622)	22,880	10,348
Other	(1,168)	(1,571)	(3,096)	(409)
Income taxes paid	(1,218)	(7,951)	(14,087)	(102,675)
Income taxes recovered	5,060	127	8,414	2,087
Interest paid	(7,588)	(7,600)	(54,558)	(51,880)
Interest received	420	148	653	556
Funds provided by operations	196,217	127,684	525,415	306,157
Changes in non-cash working capital balances	(49,484)	(39,343)	19,857	27,477
	146,733	88,341	545,272	333,634
Investments:
Purchase of property, plant and equipment	(237,587)	(145,920)	(518,440)	(412,762)
Proceeds on sale of property, plant and equipment	31,286	3,335	48,522	10,021
Changes in non-cash working capital balances	35,282	11,476	35,586	16,443
	(171,019)	(131,109)	(434,332)	(386,298)
Financing:
Increase in long-term debt	-	15,000	436,600	15,000
Repayment of long-term debt	-	-	(30,670)	-
Debt issue costs	-	(883)	(10,166)	(883)
Dividends paid	(17,566)	(13,838)	(52,646)	(41,495)
Issuance of common shares on the exercise of options	733	1,434	6,836	2,154
	(16,833)	1,713	349,954	(25,224)
Effect of exchange rate changes on cash and cash equivalents	22,717	(4,524)	16,591	6,935
Increase (decrease) in cash and cash equivalents	(18,402)	(45,579)	477,485	(70,953)
Cash and cash equivalents, beginning of period	576,493	127,394	80,606	152,768
Cash and cash equivalents, end of period	$558,091	$81,815	$558,091	$81,815

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 6)	Retained earnings	Total equity
Balance at January 1, 2014	$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343
Net earnings for the period	-	-	-	147,196	147,196
Other comprehensive income for the period	-	-	39,253	-	39,253
Dividends	-	-	-	(52,646)	(52,646)
Share options exercised	9,936	(3,100)	-	-	6,836
Share based compensation expense	-	4,102	-	-	4,102
Balance at September 30, 2014	$2,315,163	$30,177	$15,778	$182,966	$2,544,084

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	-	-	-	123,229	123,229
Other comprehensive income for the period	-	-	16,135	-	16,135
Dividends	-	-	-	(41,495)	(41,495)
Issued on redemption of non-management director DSUs	1,238	(1,031)			207
Share options exercised	3,297	(1,143)	-	-	2,154
Share based compensation expense	-	5,172	-	-	5,172
Balance at September 30, 2013	$2,256,517	$27,472	$(44,400)	$37,113	$2,276,702

THIRD QUARTER 2014 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Monday, October 27, 2014.

The conference call dial in numbers are 1-866-226-1793 or 416-340-2216.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until November 27, 2014 by dialing 1-800-408-3053 or 905-694-9451, pass code 9441451.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

Suite 800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com